[redacted]

15048612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH DC
404
SECTION

SEC FILE NUMBER
8- 50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE.
(No. and Street)

EAST MEADOW (City) NY (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM V. ROMEO 516-222-8850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. KOENIG & ASSOCIATES, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 UNDERHILL BLVD., SUITE 100 (Address) SYOSSET (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM V. ROMEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KELLI-ANNE PALAZZO
NOTARY PUBLIC
STATE OF NEW YORK
No 01PA6053000
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES JANUARY 2, 20[illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2014

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

We have audited the accompanying financial statements of RNR Securities, LLC (the "Company"), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

The supplemental information on pages 13 through 19 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 25, 2015

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS:		
Cash	$	60,720
Securities, at fair value		133,843
Commissions receivable		245,473
Property and equipment, net		49,326
Other assets		28,421
Total Assets	**$**	**517,783**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	252,718
Note payable - insurance		34,426
Total Assets		287,144
MEMBER'S EQUITY		
Total Member's Equity		230,639
Total Liabilities and Member's Equity	**$**	**517,783**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 3,033,407
Interest and dividend income	11,977
Principal transactions	(5,572)
Other income	136
TOTAL REVENUE	3,039,948
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,039,519
Other operating expenses	184,116
Occupancy	76,539
Regulatory fees	40,170
Office expenses	15,739
Communications and data processing	3,702
Interest expense	233
TOTAL OPERATING EXPENSES	2,360,018
NET INCOME	**$ 679,930**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 281,278
Member distributions	(730,569)
Net income	679,930
Balance, December 31, 2014	**$ 230,639**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 679,930
Adjustments to reconcile net income to net cash provided by operating activities:	
Insurance expense financed	34,426
Depreciation expense	7,187
Increase in securities, at fair value	(47,905)
Increase in commission receivable	(66,600)
Decrease in other assets	22,288
Decrease in accounts payable, accrued expenses and other liabilities	(46,655)
NET CASH PROVIDED BY OPERATING ACTIVITIES	582,671
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(17,794)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions paid to members	(730,569)
NET DECREASE IN CASH	(165,692)
CASH, BEGINNING OF YEAR	226,412
CASH, END OF YEAR	**$ 60,720**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

RNR Securities, LLC ("the Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The liability of the member of the Company is limited to the member's total capital contribution.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Operations

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Revenue Recognition

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis. Investment advisory, mutual fees, and insurance product commissions are received and earned monthly and quarterly.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2014 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2011.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2015, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - INVESTMENTS

Investments at December 31, 2014 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 133,843

Investment income from investments above for the year ended December 31, 2014 is as follows:

Interest and dividend income	$ 11,977
Unrealized/realized gain (loss)	(5,572)
	$ 6,405

4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 133,843	$ -	$ -	$ 133,843
Total assets at fair value	$ 133,843	$ -	$ -	$ 133,843

5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

Computer equipment	$ 29,460
Furniture and fixtures	7,755
Leasehold improvements	29,338
	66,553
Less: Accumulated depreciation and amortization	17,227
	$ 49,326

Depreciation and amortization expense related to property and equipment amounted to $7,187 for the year ended December 31, 2014.

6 - RELATED PARTY

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is an expense sharing arrangement with the related party based on usage. For the year ended December 31, 2014, the Company paid $11,405 to the related party for shared expenses. In addition, the Company leases its offices from its Managing Member (See Note 8).

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company has net capital of $83,412 which was $64,269 in excess of its minimum required net capital of $19,143. The Company's net capital ratio was 3.44 to 1.

8 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from the managing member, William V. Romeo. Future minimum lease payments under the lease are as follows:

Year Ending December 31	
2015	$ 64,632
2016	22,500
	$ 87,132

Rent expense amounted to $76,539 for the year ended December 31, 2014.

9 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2014, there were no significant customer accounts having unsecured debit balances that presented any risk.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total member's equity		$ 230,639
Less: Nonallowable assets		
Commissions receivables-net of offsetting payable	49,404	
Property, equipment, and software, net	49,326	
Other assets	28,421	
		127,151
Net Capital before haircuts on securities positions (tentative net capital)		$ 103,488
Haircuts on Securities		
Securities positions	20,076	
		20,076
Net Capital		83,412
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Mininum net capital required 6-2/3% of $287,144 pursuant to Rule 15C3-1		19,143
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		19,143
EXCESS NET CAPITAL		64,269
EXCESS NET CAPITAL AT 1,000%		54,697
AGGREGATE INDEBTEDNESS		287,144
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.44**

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED DECEMBER 31, 2014

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(i)

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 60,720	$ 60,720		$ -0-
Securities at fair value	133,843	127,438	(c)	6,405
Commissions receivable	245,473	202,355	(a)	43,118
Property and equipment, net	49,326	63,017	(d)(e)	(13,691)
Other assets	28,421	27,469	(b)	952
Total Assets	**$ 517,783**	**$ 480,999**		**$ 36,784**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 252,718	$ 210,232	(f)	$ 42,486
Note payable – insurance	34,426	35,560	(g)	(1,134)
Total Liabilities	287,144	245,792		41,352
MEMBER'S EQUITY:				
Total member's equity	230,639	235,207	(h)	(4,568)
Total Liabilities and Member's Equity	**$ 517,783**	**$ 480,999**		**$ 36,784**

(a) Additional audit adjustment based on detailed analysis for commission earned in December 2014 inadvertently not recorded as a commission receivable for $43,118 on focus report.
(b) Adjustments to various prepaid expenses which were recorded as an estimate on focus report.
(c) Adjustment for $5,572 unrealized loss and $11,977 of dividend income reinvested on securities held unrecorded by broker on focus reports.
(d) Adjustment for $7,187 for understatement of accumulated depreciation.
(e) Adjustment to record $6,504 for reclass for repairs recorded as property and equipment on focus reports.
(f) Audit adjustment of $28,465 for under accrual of commissions payable by broker on focus report, and $14,972 of miscellaneous other accrued expenses unrecorded by broker on focus report.
(g) Adjustment of $1,134 for overstatement of note payable – insurance.
(h) Summary of all adjustments listed above.

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2014

Net capital as reported on the Focus Report, Part IIA	$	37,624
Adjustments		45,788
Net capital as adjusted and as reported per audited financial statements	$	83,412

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the differences shown on page 15 of the audited financial statements. In addition the broker inadvertently did not make a $42,515 adjustment for offsetting payables to non-allowable 12B1 commission receivables. This is reflected on the computation of net capital pursuant to rule 15C3-1 on page 13 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' AGREED UPON PROCEDURE REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 , which were agreed to by RNR Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RNR Securities, LLC's compliance with the applicable instructions of Form SIPC-7. RNR Securities, LLC's management is responsible for RNR Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursements records, entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences; and

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 25, 2015

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Total revenue			$ 3,039,948
Deductions:			
Revenues from the sale of variable annuities			2,141,665
Net income from securities in investment accounts			11,977
Other revenue not related either directly or indirectly to the securities business			(5,436)
Total deductions			2,148,206
SIPC net operating revenues			891,742
General assessment @ .0025			2,229
Payments			
Date:	Check #:	Form:	
11/26/2014	592	SIPC-6	3,898
Total payments			3,898
Assessment balance due or (overpayment)			(1,669)
Interest computed on late payment at 20% per annum			-
Total overpayment due			$ (1,669)

See Accountants' Agreed Upon Procedures Report

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

We have reviewed management's statements, included in the accompanying exemption report in which RNR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and RNR Securities, LLC stated that RNR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RNR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 25, 2015

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

RNR SECURITIES, LLC

Exemption Report
Year Ended December 31, 2014

We, as members of management of RNR Securities, LLC ("RNR") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of RNR's compliance with the requirements of 17 C.F.R. §§240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of RNR:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i).

(2) We met the identified exemption provisions throughout the most recent calendar year ended December 31, 2014 without exception.

RNR is exempt from the provisions of 17 C.F.R. §24015c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule), as RNR is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

William V. Romeo, President